May 11, 2018

VIA EDGAR

Ray Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Ranger Funds Investment Trust; File Nos. 811-22576 and 333-175328

Dear Mr. Be:

On March 16, 2018 Ranger Funds Investment Trust (the “Trust” or the “Registrant”) filed an amendment to the Trust’s registration statement pursuant to Rule 485(a) (the “Amendment”) in connection with the Ranger Micro Cap Fund (a “Fund”), a series of the Trust.  Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Registrant will file an amended Registration Statement pursuant to Rule 485(b) reflecting these changes.

Comment 1.

On the cover page of the Amendment, it is noted that the filing was made pursuant to paragraph (a)(1) of Rule 485.  The Fund appears to be a new Fund.  Please explain why the Amendment was properly filed under 485(a)(1).

Response.     Registrant notes that shares of the Fund were initially registered as series of the Trust on September 30, 2011.  The Amendment was filed for the purpose of revising an existing fund’s strategy and, in connection with such strategy revisions, name.  The Fund was previously known as the Ranger Mid Cap Fund and was to employ a strategy substantially similar to that described in the Amendment but for the Fund’s current and ongoing focus in micro and small cap securities versus its previous focus in mid cap securities.  Accordingly, Registrant believes that the Amendment was properly filed pursuant to Rule 485(a)(1).

Comment 2.

Please confirm that the expense limitation agreement will remain in effect for at least 1 year from the effective date of the prospectus.

Response.

Registrant so confirms.

Comment 3.

With respect to the expense limitation agreement, please clarify (a) that the any fee waivers and expense reimbursements may be recouped within three years from the date in which the fee was waived or expense reimbursed, and (b) that recoupment is permissible if it can be achieved within the lesser of the expense limitation in place at the time of waiver or that in place at the time of recapture.

Response.

 Registrant has revised fee waiver disclosures as follows:

The Fund's adviser has contractually agreed to reduce its fees and to reimburse expenses, at least until June 30, 2019, to ensure that total annual Fund operating expenses after fee waiver and/or reimbursement (exclusive of any Rule 12b-1 distribution or shareholder servicing fees, taxes, interest, brokerage commissions, Acquired Fund Fees and Expenses, or extraordinary expenses such as litigation) will not exceed 1.50% of average daily net assets.  Fee waivers and expense reimbursements are subject to possible recoupment from the Fund in future years on a rolling three year basis (within the three years after the date on which the fees have been waived or reimbursed) if such recoupment can be achieved within the lesser of foregoing expense limits or those in place at the time of recoupment.  This agreement may be terminated only by the Fund's Board of Trustees, on 60 days’ written notice to the adviser.

Comment 4.

Please confirm that May 12, 2017 is the most recent reconstitution date for the Russell Micro Cap Growth Index or, if available, provide updated information as of a more recent date.

Response.  As of the date of this letter, May 12, 2017 is the most recent reconstitution date for the Russell Micro Cap Growth Index.

Comment 5.

Please consider adding Value Investing Risk and Limited History of Operations Risk to the Item 4 Summary Prospectus.

Response.

 Value Investing Risk and Limited History of Operations Risk have been added to the Summary Prospectus.

Comment 6.

The second bullet point on page 4 of the prospectus discloses that the adviser will consider financial characteristics including “steady or accelerating sales growth (10-20%) and steady earnings growth (15-25%)”. It is not clear over what time period such growth is measured.  Please revise the disclosure to clarify the time period used.

Response.  Registrant has revised the referenced disclosure as follows:

steady or accelerating sales growth (10-20%) and steady earnings growth (15-25%), which can be measured based on historical results, or on a projected basis using a typical investment holding period which averages between one and three years.

Comment 7.

In the “Valuation” bullet point on page 5 of the prospectus, please clarify, in plain English, the methods the adviser uses to determine that a company is appropriate for the Fund.   Additionally, please provide additional plain English disclosure explaining the ratios referenced in the section.

Response.

Registrant has replaced the referenced disclosure as shown below:

Valuation – Valuation is used to determine the fair market value of each potential investment as well as the appropriate time to add a position to the portfolio. A variety of methods are used by the Investment Team to value a company such as price-to-earnings ratios, price-to-cash-flow ratios, enterprise value-to-EBITDA, and free cash flow yield, or a company’s free cash flow divided by its market capitalization. These ratios are compared to the value of the overall market, as well as to the value of other companies in the same industry.  Stocks trading at attractive valuations are eligible for purchase, while other stocks will remain on the watch list until their valuation becomes compelling.

[Registrant notes that Item 9 disclosures are required to be “clear, concise and understandable” and believes that existing disclosures are consistent with this directive and industry practice.]

Comment 8.

Please review the Limited History of Operations risk on page 5 of the prospectus and consider deleting the second sentence of the disclosure as it is not particularly relevant to the noted risk.

Response.

The requested change has been made.

Comment 9.

Please consider adding Value Investing Risk to the Item 9.

Response.

The requested change has been made.

Comment 10.

Reference is made to “NASDAQ” on page 9 of the prospectus.  Please confirm that reference to NASDAQ does not require a trademark notation.

Response.  Registrant believes that references to “NASDAQ” are appropriate as presented.

Comment 11.

Treasury bills are included as both “United States Government Obligations” and “United States Government Agency Obligations” in the Statement of Additional Information (“SAI”).  Please review the disclosure and revise to as necessary to remove incorrect references to treasury bills.

Response.  Registrant has reviewed the disclosure and believes that treasury bills are properly included under both “United States Government Obligations” and “United States Government Agency Obligations.”  Accordingly, Registrant has not revised the referenced disclosure.

Comment 12.  In the “Lending Portfolio Securities” disclosure on page 34 of the prospectus, please confirm that the Fund also accepts collateral consisting of cash equivalents.  The staff has only accepted irrevocable bank letters of credit as cash equivalents collateral.

Response.

Registrant has revised the parenthetical in the “Lending Portfolio Securities” disclosure as follows:

“…(cash, U.S. Government securities, ~~negotiable certificates of deposit, bankers’ acceptances~~ or letters of credit)….”

Comment 13.  In the “Management” section of the SAI, please disclose why the Trust believes leadership is appropriate given the specific characteristics of the Fund.

Response.  Registrant has added the following disclosure:

Each Trustee’s unique background and experience allows the Board to effectively and efficiently evaluate issues that are unique to each Fund in light of their particular strategies and risks.  The Trustees believe that the Board’s structure is appropriate to ensure that the regular business of the Board is conducted efficiently while still permitting the Trustees to effectively fulfill their fiduciary and oversight obligations.

Comment 14.

In the Trustees and Officers table in the SAI please revise Mr. Bell’s “Principal Occupation” disclosure to explain what business Woodruff & Co, LLC and Christmas Morning Interests, Inc. are engaged in.

Response.

The requested revision has been made.

Comment 15.

In the “Proxy Voting Policies” section of the SAI, please explain what procedures the Fund will use if there is a conflict of interest.

Response.

Registrant has added the following disclosure:

The Trust’s policy provides that, if a conflict of interest between the adviser or its affiliates and the Fund arises with respect to any proxy, the adviser must disclose the conflict to the Board and vote the proxy in accordance with the Board’s instructions.

Comment 16.

Section 6(a) of the Securities Act of 1933 requires that the principal accounting officer sign the registration statement.  Please revise the signature page to include the principal accounting officer or otherwise note which officer serves in that capacity.

Response.

Registrant has revised the signature page.

If you have any further questions or additional comments, please contact Parker Bridgeport at (614) 469-3238 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Emily M. Little

Emily M. Little